Filed pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated February 4, 2022
Relating to the Preliminary Prospectus dated February 4, 2022
Registration Statement No. 333-262536

Dermata Therapeutics

Transforming Topical Treatment of the Skin



Corporate Presentation
February 2022

dermata

1

FORWARD LOOKING STATEMENTS AND DISCLAIMERS

This presentation and the accompanying oral presentation contain "forward-looking" statements that are based on our management's beliefs and assumptions and on information currently available to management. Forward-looking statements include all statements other than statements of historical fact contained in this presentation, including information concerning our current and future financial performance, business plans and objectives, current and future clinical and preclinical development activities, timing and success of our ongoing and planned clinical trials and related data, the timing of announcements, updates and results of our clinical trials and related data, our ability to obtain and maintain regulatory approval, the potential therapeutic benefits and economic value of our product candidates, competitive position, industry environment and potential market opportunities. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions are intended to identify forward looking statements.

Forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors including, but not limited to, those related to the success, cost and timing of our product candidate development activities and ongoing and planned clinical trials; our plans to develop and commercialize targeted therapeutics, including our lead product candidates DMT310 and DMT410; the progress of patient enrollment and dosing in our clinical trials; the ability of our product candidates to achieve applicable endpoints in the clinical trials; the safety profile of our product candidates; the potential for data from our clinical trials to support a marketing application, as well as the timing of these events; our ability to obtain funding for our operations, development and commercialization of our product candidates; the timing of and our ability to obtain and maintain regulatory approvals; the rate and degree of market acceptance and clinical utility of our product candidates; the size and growth potential of the markets for our product candidates, and our ability to serve those markets; our commercialization, marketing and manufacturing capabilities and strategy; future agreements with third parties in connection with the commercialization of our product candidates; our expectations regarding our ability to obtain and maintain intellectual property protection; our dependence on third party manufacturers; the success of competing therapies that are or may become available; our ability to attract and retain key scientific or management personnel; our ability to identify additional product candidates with significant commercial potential consistent with our commercial objectives; and our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. Moreover, we operate in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed herein may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Although our management believes that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. We undertake no obligation to publicly update any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

PROPRIETARY INFORMATION

This document contains proprietary information that is the property of the company. Neither this document, nor the proprietary information contained herein, shall be published, reproduced, copied, disclosed or used for any other purpose, other than the review and consideration of this document.

FREE WRITING PROSPECTUS

We have filed a registration statement on Form S-1 (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about our company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov/. The preliminary prospectus is available on the SEC website at http://www.sec.gov/. When available, electronic copies of the preliminary prospectus supplement and the accompanying prospectus may also be obtained from the offices of Maxim Group LLC, Prospectus Department, 300 Park Avenue, New York NY, 10020; Telephone (800) 724-0761; Email: syndicates@maximgrp.com.



Offering Summary

ISSUER:	Dermata Therapeutics, Inc.
EXCHANGE / SYMBOL:	NasdaqCM / DRMA
OFFERING SIZE:	$10 million (excluding 15% over-allotment option)
OFFERING TYPE:	Follow-on Offering
SECURITIES OFFERED[1]:	Units (1 Common Share or 1 Pre-Funded Warrant & 1 Warrant)
ANTICIPATED USE OF PROCEEDS:	• Complete FDA required studies to hold an End of Phase 2 meeting for the DMT310 acne program • Initiate DMT310 Phase 2 psoriasis trial • Complete DMT310 Phase 2 rosacea trial • Advance the clinical development of DMT410 for the treatment of various aesthetic indications • Scale up of manufacturing for Phase 3 acne program • Working capital and other general corporate purposes
UNDERWRITER:	Maxim Group LLC
ANTICIPATED PRICING:	Week of February 7, 2022

(1) the common stock and warrants are immediately separable and will be issued separately in the offering



Corporate Highlights

Unique, natural, multi-use topical platform technology utilizing multiple mechanisms of actions

Pipeline addressing **large medical and aesthetic dermatology** marketing opportunities

Lead program with **compelling Phase 2b clinical data** for once-weekly topical treatment of acne

Multiple clinical milestones achieved in 2021 and expected in 2022

 

DMT310

Acne – Phase 3 Planned (2H'22)
- Potential anti-inflammatory effects
- Reduced lipogenesis of sebocytes in-vitro

Psoriasis – Phase 2 Planned (1H'22)
- Potentially inhibits inflammatory cytokines IL-17A and IL-17F
- Anticipated once or twice weekly topical application

Rosacea – Phase 2 Results (2H'22)
- Similar inflammatory lesions to acne
- Reduces IL-17, which facilitates neutrophil recruitment

DMT410

Aesthetics – Phase 1b PoC Completed
- Potentially broadens uses for botulinum toxin with topical applications
- Clinical improvement in global aesthetic appearance

Hyperhidrosis – Phase 1b PoC Completed
- Successful topical delivery of botulinum toxin to the dermis
- Significant reduction in sweat production

≡ dermata

Experienced Management Team and Board

Senior Management



Gerry Proehl
Chairman, President and CEO



Kyri Van Hoose, C.P.A
SVP & CFO



Maria Bedoya Toro Munera, Ph.D.
SVP, Regulatory Affairs & Quality Assurance



Chris Nardo, M.P.H., Ph.D.
SVP, Development

Board of Directors

Gerry Proehl



David Hale



Wendell Wierenga Ph.D.



Kathleen Scott



Steven J. Mento, Ph.D.

Histogen

Mary Fischer

colorescience

Andrew Sandler, M.D.



Brittany Bradrick



Significant Dermatological Market Opportunity

DMT310 – Acne
Ph 2b Completed

- **50 million patients in the US**, with approximately 85% of teenagers experiencing some form of acne [1]

- Prescription acne market in 2019: roughly **$2.3 billion in sales** [2]

- Few novel topical treatment options in recent years – **most new products are reformulations**

DMT310 – Psoriasis
Ph 1b Completed

- Psoriasis affects about 2% of the world's population with about 80% being affected by plaque-type psoriasis [3]

- Over 75% of patients with plaque-type psoriasis have mild disease, but they have few treatment options as **the most effective products are limited to moderate-to-severe disease** [3]

DMT310 – Rosacea
Ph 2 Initiated

- **16 million patients in the US** and topical prescription products did about **$374 million in sales** in 2019 [2]

- Few novel topical treatment options approved in recent years and most have **unwanted side effects**

DMT410 – Aesthetics
Ph 1b Completed

- The American Society of Plastic Surgeons estimates that **over 15.4 million cosmetic procedures** were performed in 2016 of which about **7 million used botulinum toxin** [4]

- **Growing demand for aesthetic treatments**, including from male patients



1 – Guideline for Care and Management of Acne
2 – IQVIA, Inc. Top Line Market and Sales Analysis from years 2015-2020

3 – Guideline for Care and Management of Psoriasis
4 – Global trends of Botulinum Toxin

Unique Natural Platform Technology with Dual MoA

Spongilla-derived Platform

- Complex freshwater sponge, *Spongilla lacustris* or *Spongilla*, harvested based on proprietary environmental conditions resulting in unique characteristics that are optimized for clinical applications

- Possesses multiple complementary chemical and mechanical properties to potentially enhance pharmaceutical treatment effect

- If approved, could be used as a standalone topical product or in a combination with macromolecules to enable intradermal delivery of drugs that typically require injections

 

Mechanism of Actions

Mechanical Component: processed sponge powder contains large quantity of uniquely sized siliceous spicules that exfoliate the dermal epithelium, thereby:

- Creating microchannels into the dermis for delivery of chemical compounds

- Opening closed comedones (blackheads) to increase oxygen

- Promoting collagen production, accelerating the skin's rejuvenation period

Chemical Component: contains multiple chemical compounds that have demonstrated *in-vitro*:

- Anti-inflammatory activity:
    - Reduction of C. *acnes* stimulated IL-8 production in Normal Human Epidermal Keratinocytes
    - Inhibition of IL-17A and IL-17F expression in human cell lines

- Anti-microbial activity against C. *acnes*

- Effects on sebum production, namely inhibition of lipogenesis in sebocytes

dermata

Anticipated Development Timeline & Milestones**



1H'21	1H'22	1H'23	1H'24
✅ **Phase 1b PoC Psoriasis Trial Initiated**	☐ Initiate Phase 2 Psoriasis Trial	☐ Phase 2 Psoriasis Trial Results	☐ Phase 3 Acne Trials Results*
		☐ End of Phase 2 Meeting with FDA for Rosacea	☐ Initiate Dual Phase 3 Psoriasis Trials*

2H'21	2H'22	2H'23	2H'24
✅ **Phase 1b PoC Facial Aesthetics Trial Results**	☐ Phase 2 Rosacea Trial Results	☐ End of Phase 2 Meeting with FDA for Psoriasis	☐ File DMT310 NDA for Acne*
✅ **Phase 1b PoC Psoriasis Trial Results**	☐ End of Phase 2 Meeting with FDA for Acne*	☐ Initiate Dual Phase 3 Rosacea Trials*	
✅ **Initiate Phase 2 Rosacea Trial**	☐ Initiate Dual Phase 3 Acne Trials*		

*if FDA grants waiver of 90-day dermal minipig study

** the Company expects its current cash plus the net proceeds from this offering will fund operations into February 2023. Additional funds will be necessary to further develop the Company's drug product candidates

DMT310

Once Weekly Topical Treatment



DMT310 Benefits

Frequency of Treatments

- Current topical treatments require one or two applications daily, resulting in poor compliance and early discontinuation by patients when application becomes burdensome

- We believe once-weekly application of DMT310 may optimize compliance

Time to Treatment Effect

- Current topical treatments may take 6-8 weeks before a patient perceives a treatment effect

- DMT310 in acne demonstrated statistically significant reductions in inflammatory and non-inflammatory lesions after only 4 treatments (Week 4) and continued reduction through Week 12 versus placebo

Tolerability and Side Effects

- Currently available products have various side effects and tolerability issues – including burning, stinging and peeling – that occur well before a treatment effect leading to poor overall compliance

- We believe DMT310's tolerability, side effect profile and comparatively fast onset of action could result in better compliance, leading to better patient outcome and satisfaction

Application of DMT310

Sponge is processed into a fine powder and packaged into pouches with a bottle of 3% H_2O_2





Once per week, patients mix the powder with hydrogen peroxide and massage the mixture onto their skin; after 10-15 minutes, the product is easily removed with water



DMT310 Phase 2b Trial: Moderate-to-Severe Acne

Study Design

- Double-Blind, Randomized, Placebo Controlled
- Two treatment Groups: DMT310 + H_2O_2 and Placebo + H_2O_2
- 181 patients (12 years and older) enrolled across 14 US clinical trial sites with an IGA baseline score of 3 or 4
- 12-Week duration of study
- Once-weekly application

Endpoints

- Absolute Reduction in Inflammatory Lesion Counts
- Absolute Reduction in Non-inflammatory Lesion Counts
- Investigator Global Assessment (IGA Scale = 0 to 4)
  - Responder classified as 2-Grade reduction and 0 or 1

*Same three primary endpoints required by FDA for Phase 3 studies

Treatment Emergent Adverse Events

	DMT310 (N=91) N (%)	Placebo (N=90) N (%)
General disorders and administration site conditions	5 (5.5)	2 (2.2)
Application site erythema	4 (4.4)	1 (1.1)
Application site pruritus	2 (2.2)	2 (2.2)
Application site dryness	1 (1.1)	0 (0.0)
Application site exfoliation	1 (1.1)	0 (0.0)



DMT310 Phase 2b Acne Results: Local Tolerability





DMT310 Phase 2b Acne Results: Lesion Counts

Mean Change from Baseline

Inflammatory Lesions

	Day 1	Day 29	Day 57	Day 85/ET
DMT310	0	-11.3***	-13.6**	-15.6**
Placebo	0	-5.9	-8.9	-10.8

Non-Inflammatory Lesions

	Day 1	Day 29	Day 57	Day 85/ET
DMT310	0	-10.7**	-12.7*	-18.3**
Placebo	0	-4.4	-8.5	-12.4

Percent Change from Baseline

Inflammatory Lesions

	Day 1	Day 29	Day 57	Day 85/ET
DMT310	0%	-45% ***	-54% ***	-62% ***
Placebo	0%	-24%	-34%	-42%

Non-Inflammatory Lesions

	Day 1	Day 29	Day 57	Day 85/ET
DMT310	0%	-36% ***	-41%**	-58%***
Placebo	0%	-14%	-25%	-36%

* $p < 0.05$
** $p < 0.01$
*** $p < 0.001$



13

DMT310 Phase 2b Acne Results: IGA

Investigator Global Assessment (IGA)

Responders classified as 2-Grade change in IGA Scale *AND* an IGA = 0 or 1



*   p < 0.05
**   p < 0.01
*** p < 0.001



DMT310 Phase 1b Trial: Mild-to-Moderate Psoriasis

Study Design

- Phase 1b Proof-of-Concept, open label study

- Single Treatment Group: **DMT310 + H$_2$O$_2$**

- 30 patients (18 years and older) enrolled across three US clinical trial sites with psoriatic plaque covering 2% to 30% of Body Surface Area

- 12-Week duration of study

- Once-weekly application

Endpoints

- 6-point Investigator's Physician's Global Assessment (PGA) at the target lesion site at Week 12

- 6-point Investigator's Psoriasis Area Severity Index (PASI) scale at the target lesion site at the Week 12

- Pruritus Visual Analog Scale (VAS) assessment of the target lesion

Key Findings

- DMT310 achieved a PGA score of 0 or 1 for the target lesion in **29.6%** of patients at Week 8

- DMT310 demonstrated a total PASI Score of 0 or 1 for the target lesion in **25.9%** of patients at Week 8

- DMT310 demonstrated a **19.6%** reduction from baseline in pruritus at Week 8

- No reported drug related SAEs were reported in the trial and only two treatment emergent AEs were reported, both being application site pruritus



DMT310 Phase 2 Trial: Moderate-to-Severe Rosacea (Top-Line Results 2H'22)

Study Design

- Double-Blind, Randomized, Placebo Controlled Study
- Two Treatment Groups: DMT310 + H_2O_2 and Placebo + H_2O_2
- 180 patients (18 years and older) enrolled at 20 clinical trial sites in US with IGA baseline score of 3 or 4
- Study duration of 12 weeks
- Once-weekly application

Endpoints

- Absolute Reduction in Inflammatory Lesion Counts
- Investigator Global Assessment (IGA Scale = 0 to 4)
    - Responder classified as 2-Grade reduction and 0 or 1

Timing

- First Patient, First Visit: Nov. 2021
- Last Patient, Last Visit: 2H'22
- Topline Results: 2H'22



DMT410

Enabling Topical Application
of Botulinum Toxin



DMT410 Overview

DMT410's Combination Regimen for Botulinum Toxin

DMT410 is a combination treatment regimen that uses sponge technology to allow for needle-free topical application of botulinum toxin to the derma, which customarily is administered via injections



Botulinum toxin (>100 kD)

Spicule *

Spicule creates microchannel for topical application of toxin

* Spicules average about 200 µm in length, 10-15 µm in diameter

Simple Application Process of DMT410

Sponge mixture is massaged into the treatment area to enhance spicule penetration and create microchannels

Sponge mixture is then removed after 10-15 minutes

Botulinum toxin is expressed from a syringe in precise amounts onto the skin and massaged into the treatment area, taking advantage of the newly created microchannels





DMT410 Adds Potential Benefits to Botulinum Toxin versus Injections

Molecule Size

- Botulinum toxin molecules are between 400-900 kDa and are currently only approved for injections

- **DMT410 creates microchannels in the skin that are large enough to allow topical penetration of botulinum toxin into the dermis for more targeted treatment**

Increased Coverage

- Currently, botulinum toxin is injected into the muscle or intradermally which limits the coverage of the toxin's effect

- **The creation of numerous microchannels allows topical application of toxin to more easily deliver treatment to a larger surface area**

No Injections Necessary

- Current treatments (i.e., hyperhidrosis) require 10-20 intradermal injections in each axilla that can be painful for patients

- **DMT410's topical application was easy to apply and had favorable tolerability in recent hyperhidrosis clinical trial**

Potential Additional Uses

- **Pore Size**
- **Sebum Production**
- **Fine Lines**
- **Luminosity**
- **Brightness**
- **Global Improvements**

- **Acne**
- **Rosacea**
- **Hyperhidrosis**
  - axillary
  - palmar
  - plantar



DMT410 Phase 1b Trial: Axillary Hyperhidrosis

Study Design

- Open-label, two-arm study
- Two treatment Groups: DMT410 + H_2O_2 and DMT410 + H_2O
- 10 adult patients enrolled at a single site in the US
- 4-Week duration of study
- **DMT410: One application of sponge powder, followed by one topical application of BOTOX®**

Endpoints

- Percent of patients with ≥50% reduction in gravimetrically measured sweat production from baseline
- Percent of patients with gravimetric sweat production of ≤50mg
- Percent change in gravimetric sweat production

Phase 1b Results: Reduction in Sweat Production

	DMT410 (N=20*) Response Rate
Decrease in gravimetric sweat production ≥ 50%	80%
Gravimetric sweat production <50mg	85%
Change in gravimetric sweat production	-75%

* Each patient contributed 2 axillae to the analysis:

- 1 axilla received DMT410+ H_2O_2
- 1 axilla received DMT410+ H_2O
- There was no difference observed between the two treatment arms



DMT410 Phase 1b Trial: Facial Aesthetics

Study Design

- Open-label, single-arm study of 10 adult patients enrolled at one clinical trial site in the US

- One application of sponge mixture, followed by one topical application of BOTOX®

- Patients will be assessed at Week 4, Week 8, Week 12 and Week 16 post application

Endpoints

- Moderate to severe glabellar, lateral canthal, forehead lines
- Luminosity
- Brightness
- Pore size
- Sebum production
- Global Aesthetic Improvement
- Laxity under the eye
- Fine lines under the eye

Key Findings

- DMT410 was well tolerated and produced no potential distant spread of toxin Adverse Events

- DMT410 demonstrated improvements in luminosity, brightness, and Global Aesthetics

- DMT410 reduced pore size, sebum production, and fine lines

Treatment Emergent Adverse Events

System Organ Class Preferred Term	DMT310 (N=10) N (%)
Any Adverse Event	0 (0.0)
Any Potential Distant Spread of Toxin Event	0 (0.0)
General disorders and administration site conditions	0 (0.0)



DMT410 Next Steps

Find a botulinum toxin partner to help run a
Phase 2 clinical trial

- Aesthetics - pore size, sebum production,
  global aesthetic improvement
  - Large market, cash pay with no currently approved
    products

- Axillary hyperhidrosis
  - High chance of clinical success with potential for
    once every 2-3 months treatment regimen

- Acne/Rosacea
  - Significant sponge powder treatment effect by itself
    that could be increased with once every 3-month
    application of botulinum toxin







Summary

DMT310
- Psoriasis – Phase 2 trial to be initiated in 1H'22
- Rosacea – Phase 2 trial results in 2H'22
- Acne – Phase 3 trial to be initiated in 2H'22*

DMT410
- Phase 1b Proof of Concept trials completed in Hyperhidrosis and Aesthetics
- Next step is to establish a partnership with a Botulinum Toxin company in 2022
  - Potential indications - Topical Aesthetic Treatments, Hyperhidrosis (axillary, palmar, plantar), Acne, Rosacea

DMT400
- Opportunity to topically deliver other biologics/large molecules to treat a variety of topical skin diseases including psoriasis, atopic dermatitis, etc.



*if FDA grants waiver of 90-day dermal minipig study



Dermata Therapeutics

**Transforming Topical Treatment
of the Skin**

≡ dermata